Exhibit 3.21

ETHYL EXPORT CORPORATION

ARTICLES OF INCORPORATION

ARTICLE I

The name of the Corporation is Ethyl Export Corporation.

ARTICLE II

The purposes for which the Corporation is organized are:

(a) As principal or agent, to export, buy and sell, lease or rent, assign or transfer, or otherwise dispose of, invest, trade, barter, deal in and deal with all merchantable commodities which can lawfully be exported, and to transact all business and do any and all acts and things whatsoever necessary, proper, convenient, desirable, or incidental to the carrying out of the business above mentioned, or to the conducting or managing of any of the business of the Corporation.

(b) The foregoing statement of purposes shall not be considered as limiting or restricting in any manner the powers conferred upon corporations by Chapter One of Title 13.1 of the Code of Virginia, as amended, and the Corporation may engage in any lawful business not required to be expressly set forth in its Articles of Incorporation.

ARTICLE III

The Corporation shall have authority to issue 2,500 shares of common stock of the par value of $100.00 each. No stockholder shall have the pre-emptive right to subscribe to un- issued shares of capital stock or to securities convertible into such shares.

ARTICLE IV

The number of Directors constituting the initial Board of Directors shall be four and the names and addresses of the persons who are to serve as the initial Directors are as follows:

David F. Peters	700 East Main Street Richmond, Virginia

Joseph C. Carter, Jr.	700 East Main Street Richmond, Virginia

Norman A. Scher	700 East Main Street Richmond, Virginia

Allen C. Goolsby, III	700 East Main Street Richmond, Virginia

ARTICLE V

(1) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action or suit by or in the right of the Corporation to procure a judgment in its favor) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against judgments, fines, amounts paid in settlement, and expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any action, suit or proceeding by judgment, order or settlement shall not of itself create a presumption that the person did not act in good faith and in the manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

(2) Notwithstanding the provisions of subsection (1) of this Article V, no indemnification shall be made in an action or suit by or in the right of the Corporation to procure a judgment in its favor in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification.

(3) To the extent that any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of this Article V, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Any indemnification under subsection (1) and (2) of this Article V (unless ordered by a court), shall be made by the Corporation only as authorized in the specific case, upon a determination that indemnification of any such person is proper in the circumstances because he has met the applicable standard of conduct set forth in such subsections (1) and (2). Such determination shall be made either (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders. If the determination is to be made by the Board of Directors, it may rely, as to all questions of law, on the advice of independent counsel.

(5) Expenses incurred in defending an action, suit or proceeding, whether civil, administrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (4) of this Article V, upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this section.

(6) Every reference herein to director or officer shall include former directors or officers, and their respective heirs, executors and administrators. The right of indemnification hereby provided shall not be exclusive of any other rights to which any director or officer may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such director or officer under the provisions of this Article V.

ARTICLE VI

The initial registered office of the Corporation shall be located at 330 South Fourth Street, Richmond, Virginia, in the City of Richmond. The initial registered agent shall be F. P. Warne, whose business address is the same as the address of the initial registered office, who is a resident of Virginia and who is a member of the Virginia State Bar.

DATED: June 29, 1972

/s/ Allen C. Goolsby, III

/s/ David F. Peters

/s/ C. Porter Vaughan, III